EXHIBIT 21
Subsidiaries of the Company

Doing Business
Subsidiary	State of Incorporation	under the Following Names

Sign Builders of	Delaware	Sign Builders of America, Inc.
America, Inc.

Applied Nanotech, Inc.	Delaware	Applied Nanotech, Inc.

Electronic Billboard	Delaware	Electronic Billboard
Technology, Inc.		Technology, Inc.